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                           June 28, 2021

       Michael Lafair
       Chief Financial Officer
       CS Disco, Inc.
       3700 N. Capital of Texas Hwy., Suite 150
       Austin, Texas 78746

                                                        Re: CS Disco, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 25, 2021
                                                            File No. 333-257435

       Dear Mr. Lafair:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2021 letter.

       Registration Statement on Form S-1

       Note 15. Subsequent Events, page F-27

   1. We note you granted 2.7 million options on May 2, 2021. Please expand your disclosure to disclose the
weighted-average exercise price per share and the expected stock-based compensation to be
recognized. Refer to ASC 855-10-50-2.
 Michael Lafair
FirstName  LastNameMichael Lafair
CS Disco, Inc.
Comapany
June       NameCS Disco, Inc.
     28, 2021
June 28,
Page 2 2021 Page 2
FirstName LastName
General

2. Please revise the graphics at the forefront of the registration statement to present a
         balanced picture of the company   s financial health. In this respect,
we note that the
         company incurred a net loss of $14.5 million as of the last twelve months ended March
         31, 2021 and indication of such should be given equal prominence with the current presentation emphasizing revenue growth. Refer to Securities Act Forms C&DI 101.02.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at
(202) 551-3815 with
any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology